Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

Our earnings cover our fixed charges, which consist primarily of the interest we pay on the Consolidated Obligations for which we are the primary obligor. The following table presents the ratio of our earnings to our fixed charges for the five years ended December 31, 2012:

Computation of Ratio of Earnings to Fixed Charges
($ amounts in millions)

	For the Years Ended December 31,
	2012	2011	2010	2009	2008
Income Before Assessments	$161	$135	$152	$165	$252
Fixed charges: (1)
Interest expense on Consolidated Obligations	388	457	559	840	1,812
Interest expense on Deposits and other	15	15	14	14	27
Total fixed charges	403	472	573	854	1,839
Earnings, before fixed charges	$564	$607	$725	$1,019	$2,091
Ratio of earnings to fixed charges	1.40	1.29	1.27	1.19	1.14

(1)
Our fixed charges include interest expense and premium and discount amortization on Consolidated Obligation Bonds, including net settlements on derivatives that hedge Consolidated Obligation Bonds and Discount Notes, and interest expense on other liabilities including Deposits, borrowings from other Federal Home Loan Banks, Mandatorily Redeemable Capital Stock, and other borrowings. We do not capitalize interest, and the impact of interest expense within our rental costs is not significant.